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[LETTERHEAD]                                                             LIBERTY




February 14, 1996





Securities and Exchange Commission
Attn:  Filing Desk, Stop 1 - 4
450 Fifth Street, NW
Washington, DC  20549-1004

Re:  Filing of Amended Schedule 13G

Gentlemen:

Enclosed is the Amended Schedule 13G for the following person. This filing is being filed using EDGAR.

                               William F. Hipp

This filing is made pursuant to Rule 13d promulgated under the Securities Exchange Act of 1934.

Yours very truly,


/s/ Sophia G. Vergas
-----------------------
(Mrs.) Sophia G. Vergas
Assistant Secretary


Enclosures